FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   October 18, 2004

MIRAMAR MINING CORPORATION Suite 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

October 18, 2004	NEWS RELEASE 04-26	MAE - TSE MNG-AMEX

Miramar Completes Financing for $15 Million
— Continued Funding for Exploration Programs at Hope Bay and Back River in 2004 and 2005 —

VANCOUVER — Miramar Mining Corporation today announced that it has completed the sale, by way of private placement, of 7,500,000 flow-through common shares at $2.00 per share to raise gross proceeds of $15,000,000. Net proceeds will be used to continue the exploration of the Hope Bay belt including a November campaign at Madrid and to provide funding for expenditures under the option to earn up to 60% of the Back River properties.

“This financing allows us to continue with exploration programs at both the Hope Bay project and the Back River projects while maintaining financial strength to advance the Doris North project at Hope Bay towards a production decision.” said Anthony Walsh, Miramar’s President & CEO.

The Company paid a 5% cash commission and issued broker warrants exercisable to purchase 375,000 common shares at $2.00 per common share for a period of 12 months to the Canadian investment dealers who sold the offering.

In addition to the brokered private placement, Miramar is selling 100,000 flow-through shares on a non-brokered basis for gross proceeds of $200,000.

The proceeds of the sale of the flow-through shares will be used to incur Canadian Exploration Expenditures on the Company’s projects in Nunavut.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless and exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

Additional Information

All dollar amounts referred to herein are expressed in Canadian dollars. All information previously released on the Hope Bay Project is available Miramar’s website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to the proposed offering and the use of proceeds for the Hope Bay project and the Back River projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include the use of proceeds from the offering and the planned exploration programs for Hope Bay and Back River. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that any delay Canadian Exploration Expenditures on the Hope Bay or Back River projects; and other risks and uncertainties, including those described in this press release and Miramar’s Annual

Report on Form 40-F for the year ended December 31, 2003 and Reports of 6K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com